UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

Valero Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

91914J102

(CUSIP Number)

Jay D. Browning

One Valero Way

San Antonio, TX 78249

Telephone: (210) 345-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91914J 102

1	NAMES OF REPORTING PERSONS Valero Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,768,586 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,768,586 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,768,586 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 67.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on the number of Common Units (69,262,070) issued and outstanding as of October 18, 2018, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	NAMES OF REPORTING PERSONS Valero Terminaling and Distribution Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,768,586 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,768,586 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,768,586 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 67.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on the number of Common Units (69,262,070) issued and outstanding as of October 18, 2018, as reported to the Reporting Persons by the Partnership.

Explanatory Note

This Amendment No. 7 to Schedule 13D amends the statement on Schedule 13D filed on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed on March 19, 2015, as amended by Amendment No. 2 to Schedule 13D filed on October 13, 2015, as amended by Amendment No. 3 to Schedule 13D filed on April 1, 2016, as amended by Amendment No. 4 to Schedule 13D filed on August 15, 2016, as amended by Amendment No. 5 to Schedule 13D filed on September 1, 2016, as amended by Amendment No. 6 to Schedule 13D filed on November 2, 2017 (as amended, the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this Item.

Item 2.	Identity and Background

Subparagraph (a) of Item 2 is hereby amended to add the following sentence:

The names of the Covered Individuals (as defined below) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

Subparagraph (c) of Item 2 is hereby amended and restated as follows:

(c) The principal business of the Reporting Persons is the ownership and operation, directly or indirectly, of refineries and other assets supporting refining operations, and the investment in interests in the Partnership.

Valero is a publicly traded Delaware corporation. The name and present principal occupation of each director and executive officer of Valero (the “Valero Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Valero is the indirect the sole stockholder of VTDC.

VTDC is a Delaware corporation and an indirect wholly owned subsidiary of Valero. The name and present principal occupation of each director and executive officer of VTDC (the “VTDC Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. VTDC is the sole member of Valero Energy Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

The Valero Covered Individuals and the VTDC Covered Individuals are collectively referred to as the “Covered Individuals.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following paragraph:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 below (which Item 4 is incorporated herein by reference) will consist entirely of cash funded from a combination of existing cash on hand and/or borrowings under Valero’s revolving credit facility. The Merger will not be subject to any financing condition.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add to following:

On October 18, 2018, Valero, Forest Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of VTDC (“Merger Sub”), the Partnership and the General Partner entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Valero will acquire all of the outstanding Common Units not already owned by the Reporting Persons and their subsidiaries. Upon the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership surviving and continuing to exist as a Delaware limited partnership.

At the effective time of the Merger (the “Effective Time”), each Common Unit issued and outstanding (other than Common Units owned immediately prior to the Effective Time by the Reporting Persons and their subsidiaries, which will remain outstanding in the Partnership and be unaffected by the Merger) will be converted into the right to receive $42.25 per Common Unit in cash, without any interest thereon.

Simultaneously with the execution of the Merger Agreement, the Partnership and VTDC entered into a Support Agreement (the “Support Agreement”), whereby VTDC has agreed to deliver or cause to be delivered, with respect to the Common Units that it beneficially owns, a written consent approving the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, unless VTDC elects to terminate the Support Agreement following a change by the board of directors of the General Partner to its recommendation concerning the Merger in accordance with the terms of the Merger Agreement.

The foregoing summary of the Merger Agreement, the Support Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Support Agreement, copies of which are filed as Exhibit I and Exhibit II hereto, respectively, and are incorporated by reference in their entirety into this Item 4. The representations, warranties and covenants set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the parties to the Merger Agreement and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (a) will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by any contracting party after termination of the Merger Agreement, except as a result of intentional and material breach or intentional fraud, and (b) were made only as of the date specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Valero’s or the Partnership’s public disclosures. Accordingly, the Merger Agreement is incorporated by reference herein only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Partnership, Valero or their respective affiliates or businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Partnership, Valero and their respective affiliates and businesses that will be contained in, or incorporated by reference into, the filings that the Partnership and Valero make with the Securities and Exchange Commission.

After the Effective Time, the Common Units will be delisted from the New York Stock Exchange and, as promptly as possible, deregistered under the Securities Exchange Act of 1934, as amended.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to add the following paragraph:

(3) In addition, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Joseph W. Gorder	50,000			*
Jay D. Browning	5,500			*
Donna M. Titzman	11,000			*
R. Lane Riggs	5,500			*
Gary K. Simmons	—			*
H. Paulett Eberhart	—			*
Kimberly S. Greene	—			*
Deborah P. Majoras	10,000			*
Donald L. Nickles	5,000			*
Philip J. Pfeiffer	4,000			*
Robert A. Profusek	3,100	**		*
Stephen M. Waters	—			*
Randall J. Weisenburger	—			*
Rayford Wilkins Jr.	30,000	***		*

*	Less than 1% of the class beneficially owned.

**

This includes (i) 3,000 Common Units held directly by Mr. Profusek’s spouse (a U.S. citizen), with whom he shares a household, and (ii) 100 Common Units held directly in a retirement account over which Mr. Profusek shares voting power (with Wells Fargo, the trustee of such retirement account) and has sole dispositive power. Mr. Profusek may be deemed to beneficially own the 3,000 Common Units held directly by his spouse and the 100 Common Units held directly by this retirement plan.

***

These Common Units are held directly by R L Wilkins Family LTD, a limited partnership. Mr. Wilkins owns, and is the President of, the general partner of R L Wilkins Family LTD and holds sole voting and dispositive power over securities held by R L Wilkins Family LTD. Mr. Wilkins may be deemed to beneficially own all of the Common Units held directly by R L Wilkins Family LTD.

The percentages set forth in this Item 5(a) are based on the number of Common Units (69,262,070) issued and outstanding as of October 18, 2018, as reported to the Reporting Persons by the Partnership.

Subparagraph (b) of Item 5 is hereby amended and restated as follows:

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a), other than (i) the 3,000 Common Units held by Mr. Profusek’s spouse, who has sole voting and dispositive power with respect to such Common Units, and (ii) the 100 Common Units held directly in a retirement account over which Mr. Profusek shares voting power with Wells Fargo, the trustee of such retirement account.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add Exhibit I and Exhibit II as follows:

Exhibit I

Agreement and Plan of Merger, dated as of October 18, 2018, by and among Valero Energy Corporation, Forest Merger Sub, LLC, Valero Energy Partners LP and Valero Energy Partners GP LLC (incorporated by reference to Exhibit 2.1 to Valero Energy Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2018)

Exhibit II

Support Agreement, dated as of October 18, 2018, by and between Valero Terminaling and Distribution Company and Valero Energy Partners LP (incorporated by reference to Exhibit 10.1 to Valero Energy Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 18, 2018

VALERO ENERGY CORPORATION		VALERO TERMINALING AND DISTRIBUTION COMPANY

By:	/s/ Jay D. Browning	By:	/s/ J. Stephen Gilbert
Name: Jay D. Browning		Name: J. Stephen Gilbert
Title: Executive Vice President and General Counsel		Title: Senior Vice President and Secretary

EXHIBIT A

Directors and Executive Officers of Valero Energy Corporation

Name	Principal Occupation	Citizenship

Joseph W. Gorder	Chairman of the Board, President and Chief Executive Officer	United States

H. Paulett Eberhart	Director	United States

Kimberly S. Greene	Director	United States

Deborah P. Majoras	Director	United States

Donald L. Nickles	Director	United States

Philip J. Pfeiffer	Director	United States

Robert A. Profusek	Director	United States

Stephen M. Waters	Director	United States

Randall J. Weisenburger	Director	United States

Rayford Wilkins Jr.	Director	United States

Jay D. Browning	Executive Vice President and General Counsel	United States

Donna M. Titzman	Executive Vice President and Chief Financial Officer	United States

R. Lane Riggs	Executive Vice President and Chief Operating Officer	United States

Gary K. Simmons	Senior Vice President–Supply, International Operations and Systems Optimization	United States

Directors and Executive Officers of Valero Terminaling and Distribution Company

Name	Principal Occupation	Citizenship

Joseph W. Gorder	Chief Executive Officer, President and Director	United States

Jay D. Browning	Executive Vice President and General Counsel	United States

Donna M. Titzman	Executive Vice President and Chief Financial Officer	United States

R. Lane Riggs	Executive Vice President	United States